EXHIBIT (a)(1)(G)

LETTER TO MICROSEMI OPTION HOLDERS

To Microsemi Option holder:

Today Microsemi formally commenced a Stock Option Acceleration Program (the “Program”). In connection with the commencement of the Program, we would like to provide you with the following additional information relating to the Program.

The Program is a voluntary program permitting employees who are holders of Eligible Unvested Options to amend and accelerate those stock options. The Amended and Accelerated Options will have an exercise price and terms equal to the exercise price and terms of the Eligible Unvested Options, except they will become exercisable on the Amendment and Acceleration Date and they will have specific restrictions on resale or transfer of shares of Common Stock receivable upon exercise. Please carefully review the materials referenced below as they will provide you with details on how the Program operates.

Attached to this E-mail is a copy of the Offer to Amend and Accelerate Outstanding Options to Purchase Common Stock (Acceleration Offer Prospectus). You should read the Acceleration Offer to make sure you are informed on the conditions and terms of the offer. The only information you should rely on is contained in the offer. There is a presentation prepared and available at http://www.microsemi.com/amendmentoffer08012005 and it is considered part of the Program. You should not rely on information obtained from any other source. Information from another source could be incorrect, misleading or incomplete.

Within several hours of receipt of this Acceleration Offer, you will receive by E-mail an Acknowledgement and Election Form which includes a current statement of your own individual stock option information. This form lists each of your option grants and has space to write “accept” or “decline” the offer. After you have considered all of the information concerning the Offer, you should indicate your desire to accept or decline the Offer. Then sign the form and fax to: 1-877-881-2295. You may want to retain a copy of this Acknowledgement and Election Form that you could use to submit a revised election.

If you or your advisors have questions that are not answered in the Acceleration Offer, or in the Questions and Answers section of the Acceleration Offer, you or your advisor may submit the question by E-mail to: AccelerationOfferQuestions@microsemi.com or by fax to 1-877-798-3202.

We will review the questions periodically and update the Stock Option Acceleration Program Questions and Answers section on the Website: http://www.microsemi.com/amendmentoffer08012005. The most recent questions will be at the end of the Question and Answer Section and, for new questions, enumerated with a date when the specific question and answer was added to the list.

You will need to complete and deliver an Acknowledgement and Election Form by September 15, 2005 at 5 o’clock p.m. Pacific Daylight Time to David R. Sonksen, Secretary of Microsemi, located at 2381 Morse Ave., Irvine, CA 92614, via (1) facsimile at 1-877-881-2295, or if you cannot fax it, then by (2) delivery through first class registered or certified U.S. mail, Federal Express or other comparable courier service.

If you decide to change or withdraw your election, you can do so by submitting another Acknowledgement and Election Form, which should be submitted in the same manner as described above. You may want to retain a copy of this Acknowledgement and Election Form that you could use to submit a revised election.

You may obtain a duplicate Acknowledgement and Election Form via E-mail from: AccelerationOfferFormRequest@microsemi.com or by facsimile to 1-877-798-3193.

If you decide to participate in the Acceleration Program, you must complete and deliver the Acknowledgement and Election Form by 5 o’clock p.m. (Pacific Daylight Time) on September 15, 2005 unless we extend the Program. If the program is extended, you will receive prior or subsequent notice of such extension. We will not necessarily accept submissions that are received after the Expiration Date, and therefore urge you to respond early to avoid any last minute problems.

Approximately ten days prior to the Expiration Date, you will receive an E-mail confirmation that will confirm your own most recent election (if any) and will state whether or not you yourself have elected to amend and accelerate Eligible Unvested Options, based on your most recent election. You should print those E-mail confirmations and keep them with your records.

Please feel free to contact Microsemi by E-mail at:

AccelerationOfferQuestions@microsemi.com for further assistance.

Sincerely,

/s/ David R. Sonksen
David R. Sonksen
Executive Vice President and Chief Financial Officer